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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

January 19, 2011

Via Edgar Submission

Ms. Melissa Hauber
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Ms. Hauber:

TIM Participações S.A. (the “Company”) has received the comments of the staff of the Securities and Exchange Commission contained in the letter from the staff dated January 7, 2011 regarding the above filing.

The Company has commenced work on a letter responding to the staff’s comments.  However, the Company believes that it will require additional time to consider and respond fully to the staff’s comments.

Accordingly, on behalf of the Company and as discussed with you by telephone we respectfully request an extension of the time to respond to the staff’s letter until January 28, 2011.

We are grateful for the staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the staff’s letter.

Very truly yours,

/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld